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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)*



                    MERIDIAN DIAGNOSTICS, INC.
      _____________________________________________________
                         (Name of Issuer)


                           Common Stock
      _____________________________________________________
                  (Title of Class of Securities)


                           589602 10 1
      _____________________________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 4 Pages

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CUSIP NO. 589602 10 1           13G             Page 2 of 4 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WILLIAM J. MOTTO
        ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [ ]

        See Item 4                                             (b)  [X]

  3  SEC USE ONLY




  4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                 5  SOLE VOTING POWER

                       4,086,671
   NUMBER OF
     SHARES      6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH             609,245
   REPORTING
  PERSON WITH    7  SOLE DISPOSITIVE POWER

                       4,086,671

                 8  SHARED DISPOSITIVE POWER

                       609,245

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,695,916

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          32.9%


 12  TYPE OF REPORTING PERSON*
          IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                        Page 3 of 4 Pages


ITEM 1(a) Name of Issuer:     Meridian Diagnostics, Inc.

     1(b) Address of Issuer's Principal Executive Office:

          3471 River Hills Drive
          Cincinnati, Ohio  45244

     2(a) Name of Persons Filing:  William J. Motto

     2(b) Address of Principal Business Office:

          3471 River Hills Drive
          Cincinnati, Ohio  45244

     2(c) Citizenship:   U.S.A.

     2(d) Title of Class of Securities:

          Common Stock, No Par Value

     2(e) CUSIP No.:     589602 10 1

     3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a:

          N/A

     4.   Ownership:

          (a)  See Item 9 of cover page.
          (b)  See Item 11 of cover page.
          (c)  See Items 5-8 of cover page.

          This Amendment No. 9 to Schedule 13G is filed solely by William J. Motto. The original Schedule 13G and all amend-ments prior to Amendment No. 6 to Schedule 13G were filed by William J. Motto and Jerry L. Ruyan on the same Schedule 13G. All shares reported hereunder have been adjusted to reflect a three percent stock dividend effective December 8, 1994 and a three-for-two stock split effective October 2, 1995.

          The shares in Items 5, 7 and 9 include options that are exercisable within 60 days into 44,838 shares. The aggregate amount of shares shown in Items 6, 8, and 9 for Mr. Motto includes 80,226 shares held by his children in their individual capacities and 462,873 shares held by his children as trustees of certain irrevocable trusts. Mr. Motto disclaims beneficial ownership of all shares held by his children in their individual capacities, but does not disclaim beneficial ownership with respect to the shares held by his children in their capacities as trustees of such trusts. The aggregate amount in Items 6, 8, and 9 also includes 66,146 shares owned by the William J. Motto Family Charitable Remainder Unitrust.



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                                              Page 4 of 4 Pages


          William J. Motto and Jerry L. Ruyan are parties to an agreement ("Agreement") with the Company pursuant to which they must offer their shares for sale to the Company, and if it declines to purchase, to the other signatories at a price based on current market prices, if either of them desires to sell shares in excess of 1% of the Company's outstanding Common Stock in any three-month period. Mr. Motto does not affirm that the Agreement operates to make Messrs. Motto and Ruyan a group for purposes of Section 13(d)(3) of Securities Exchange Act of 1934. The Agreement previously was filed as an Exhibit to Registration Statement No. 33-6052. The First Amendment to the Agreement, which removed Richard H. Walter as a party to the Agreement, previously was filed as an Exhibit to the Form 10-K of Meridian Diagnostics, Inc. for the fiscal year ended September 30, 1992.

     5.   Ownership of 5% or less of class:  N/A

     6.   Ownership of more than 5% on behalf of another person:

          N/A

     7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A


     8.   Identification and classification of members of the
          group:    N/A


     9.   Notice of dissolution of group:    N/A


     10.  Certification:      N/A


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 30, 1996             William J. Motto
      ________________             __________________________

                                   William J. Motto